

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 4561

June 15, 2009

Mr. Rajeev Madhavan
Chairman of the Board and Chief Executive Officer
Magma Design Automation, Inc.
1650 Technology Drive
San Jose, California 95110

> Re: **Magma Design Automation, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 22, 2009**
>   **File No. 333-159463**

Dear Mr. Madhavan:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the Form S-4 was filed after you completed your most recent fiscal year. We note further that the Form incorporates by reference your Form 10-K for the fiscal year ended April 6, 2008, which incorporates by reference the executive compensation information from your fiscal year 2008 definitive proxy statement. Please tell us how you determined that the executive compensation disclosure so incorporated need not be updated to reflect the fiscal year ended May 3, 2009.

2. Revise your disclosure to briefly describe the accounting treatment for the transaction. See Item 1004(a)(1)(xi).

Form S-4
Offer to Exchange

3. You state that: "This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The exchange offer is not being made to, and we will not accept tenders for exchange from holders of existing notes in any jurisdiction in which the exchange offer or the acceptance of such offer would not be in compliance with the securities or blue sky laws of that jurisdiction." The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Prospectus Summary, page 1

4. Item 1001 of Regulation M-A requires that you provide security holders with a summary of the most material terms of the proposed transaction. Please revise your statement that the summary "does not contain all of the information that you should consider before exchanging your existing notes…" and confirm that the summary includes all of the most material terms of the transaction.

Are there any conditions to the exchange offer? page 10

5. You state on page 5 that the conversion price for the exchange notes is the greater of (1) $2.55 per share and (2) 120% of the arithmetic average of the daily VWAP for the five trading days prior to and including the expiration date. You then state that the offer is conditioned on the consolidated bid price of the common stock on the expiration date being greater than the conversion price of the exchange notes. Please define "consolidated bid price." In addition, please advise us, with a view toward revised disclosure, how the consolidated bid price could be less than 120% of the VWAP for the five trading days prior to and including the expiration date.

Selected Historical Consolidated Financial Data, page 40

6. Please revise this section to fully comply with Item 1-02(bb)(1) of Regulation S-X for all periods specified in Items 1010(a) and (b) of Regulation M-A. Refer to Item 1010(c)(1) of Regulation M-A. Please see Interpretation I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations posted on our website, www.sec.gov.

7. Provide the book value per common share as of the most recent balance sheet date, as required by Item 1010(c)(5) of Regulation M-A.

8. Furnish the pro forma information required by Item 1010(c)(6), or tell us why you do not believe it is material. In particular, explain whether the difference in the conversion price of the exchange notes compared to the existing notes will have an impact on fully diluted earnings per share.

Conditions for the Completion of the Exchange Offer, page 47

9. We note the disclosure that indicates the offer conditions may be asserted regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that offer conditions may be triggered through action or inaction by the issuer.

10. We note the disclosure that indicates that determinations made by the issuer concerning the offer conditions will be "final and binding" upon all persons who tender. Revise to indicate that note holders may challenge the issuer's determinations in a court of competent jurisdiction. Please make corresponding revisions to the section of the registration statement titled, "Binding Interpretations."

11. Pursuant to Rules 14e-1(c) and 13e-4(f)(5), all conditions to the tender offer, other than regulatory approvals, must be satisfied or waived prior to the expiration of the offer. With this in mind, we do not understand your disclosure that "Satisfaction or waiver of these conditions, other than those that relate to applicable securities laws, will be determined as of the expiration date of the exchange offer." Please revise your disclosure to clarify that all conditions will be satisfied or waived prior to expiration.

Incorporation of Certain Information by Reference, page 92

12. Please update this section to specifically incorporate the Item 1.01 8-K filed May 29, 2009 and any other reports "filed" prior to the effective date.

Part II
Undertakings, page II-1

13. Please provide the undertaking required by Item 22(c) of Form S-4.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions should be directed to Maryse Mills-Apenteng, Staff Attorney, at 202-551-3457 or, in her absence, to me at 202-551-3267.

                                                 Sincerely,

                                                 Julia E. Griffith
                                                 Special Counsel
                                                 Office of Mergers
                                                  and acquisitions

cc: <u>Via facsimile: 650-493-6811</u>
          Michael Occhiolini, Esq.
          Wilson Sonsini Goodrich & Rosati
          Professional Corporation